QMMM HOLDINGS LIMITED

VIA EDGAR

June 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tony Watson
Joel Parker Kate Beukenkamp Dietrich King

Re:	QMMM Holdings Ltd. (CIK No. 0001971542)
Request for Acceleration
Registration Statement on Form F-1, as amended (File No. 333-274887)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), QMMM Holdings Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Form F-1 Registration Statement”) be accelerated to, and that the Form F-1 Registration Statement become effective at, 4:00 p.m., Eastern Time on June 28, 2024, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, FisherBroyles, LLP.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QMMM Holdings Ltd.

By:	/s/ Bun Kwai
Name:	Bun Kwai
Title:	Chief Executive Officer and Chairman of the Board of the Directors